[SRSY Letterhead]

Jonathan M. Kopcsik

215-564-8099

December 29, 2009

VIA EDGAR

Mr. James O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Voyageur Mutual Funds (the “Registrant”)
File Nos. 033-63238 and 811-07742

Dear Mr. O’Connor:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485BPOS, which was accepted via the EDGAR system at 3:41 p.m. on December 29, 2009 (Accession No. 0001206774-09-002453).  The Amendment erroneously did not include filing identifiers for the Registrant in its submission header.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment (Accession No. 0001206774-09-002453) filed under the EDGAR submission type 485BPOS.

If you have any questions, or require anything further regarding the request, please contact me at (215) 564-8099.

Very truly yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik, Esq.